UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)*


                            The Bon-Ton Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09776J 101
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 24, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 9 sequentially numbered pages

                                  SCHEDULE 13D

CUSIP NO.  09776J 10 1                                         PAGE 2 OF 9 PAGES

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           ROBERT M. RAIFF

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                            (a)  [ ]
                            (b)  [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS (See Instructions)

           AF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES CITIZEN

                                    7    SOLE VOTING POWER            721,000
        Number of Shares
     Beneficially Owned by          8    SHARED VOTING POWER             0
         Each Reporting
          Person with               9    SOLE DISPOSITIVE POWER       721,000

                                   10    SHARED DISPOSITIVE POWER        0


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     721,000

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)     [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.12%

   14      TYPE OF REPORTING PERSON (See Instructions)

                                       IN

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  09776J 10 1                                         PAGE 3 OF 9 PAGES


ITEM 1. SECURITY AND ISSUER

               Securities:             Common Stock, par value $0.01 per share

               Address of Principal    The Bon-Ton Stores, Inc. ("Issuer")
               Executive Office of     2801 East Market Street
               the Issuer:             York, Pennsylvania 17402

ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b) and (c) This Schedule 13D is being filed on behalf of Robert M. Raiff ("Mr. Raiff"). The business address of Mr. Raiff is 152 West 57th Street, New York, New York 10019.

     Mr. Raiff is the president of Raiff Partners, Inc., a Delaware corporation ("Raiff Partners"), which acts as the manager of Centurion Investors, LLC, a Delaware limited liability company ("Centurion"). Centurion is the general partner of Centurion Long Term Strategies, LP ("CLTS"). Mr. Raiff is also the president of the sole general partner of Centurion Advisors, L.P. ("Centurion Advisors"), which manages advisory accounts on a discretionary basis and serves as Investment Manager of Centurion Long-Term Strategies Overseas, Ltd. ("Centurion Overseas" and, collectively with CLTS, the "Funds"). The Funds, collectively, are the record holder of 721,000 shares (the "Shares") of common stock of the Issuer (the "Common Stock"). Mr. Raiff's principal occupation is an investor.

     (d) and (e) During the last five years, Mr. Raiff (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Raiff is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate amount of funds for all shares of Common Stock purchased by the Funds was $15,411,266.27. The source of funds used to purchase such shares was the capital contributions of the partners in the Funds.

     Mr. Raiff has not contributed any funds or other consideration towards the purchase of the Common Stock held by the Funds except insofar as he may have partnership interests in the Funds and made capital contributions to the Funds.

                                  SCHEDULE 13D

CUSIP NO.  09776J 10 1                                         PAGE 4 OF 9 PAGES


ITEM 4. PURPOSE OF TRANSACTION

     Mr. Raiff has purchased the Shares for the principal purpose of investment, and subject to the statements contained in this Item 4, has no present plans or proposals which relate to or would result in a transaction with the purposes or effects enumerated in paragraph (a) through (j) of Item 4 of Schedule 13D. As part of his business of investing and trading in securities, Mr. Raiff reserves the right to purchase additional securities of the Issuer or to dispose of such securities in the open market in privately negotiated transactions or otherwise.

     Mr. Raiff has previously spoken with senior management with respect to the business and operations of the Issuer and anticipates in the future continuing to speak or meet with members of the board of directors and/or members of senior management to indicate his view on issues relating to the Issuer and other matters of interest to stockholders generally. As part of such discussions, Mr. Raiff may communicate ideas, if any, to management or the board of directors that he believes may be to the long term benefit of all shareholders. Such ideas may relate to one or more of the transactions specified in clauses
(a) through (j) of Item 4 of the Schedule 13D. Mr. Raiff may also from time to time communicate publicly or privately with stockholders or third parties about any or all of the foregoing or other matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 8, 2006, there were 14,084,859 shares of Common Stock, par value $0.01 per share, issued and outstanding as of June 1, 2006. Mr. Raiff, as president and sole shareholder of Raiff Partners and as the president of the sole general partner of Centurion Advisors, has the sole power to direct the voting and disposition of the 721,000 shares of Common Stock owned by the Funds and, as such, beneficially owns such 710,000 shares of Common Stock or approximately 5.12% of the outstanding shares of Common Stock.

     (c) The following is a listing of transactions in shares of Common Stock during the past 60 days.

     The following transactions were effected by CLTS as open market purchases and sales on the Nasdaq National Market.

        Transaction     Type of        Number of           Price per
           Date       Transaction       Shares               Share
        -----------   -----------      ----------          ----------
        5/26/2006       Sale             16,034              24.98
        5/30/2006       Sale             35,152              24.88
        5/31/2006        Buy             34,452              26.64
        5/31/2006        Buy              1,348              25.58
         6/1/2006        Buy              1,086              26.55
         6/1/2006        Buy             17,614              27.06

                                  SCHEDULE 13D

CUSIP NO.  09776J 10 1                                         PAGE 5 OF 9 PAGES


        Transaction     Type of        Number of           Price per
           Date       Transaction       Shares               Share
        -----------   -----------      ----------          ----------
         6/2/2006        Buy              6,100              26.25
         6/2/2006        Buy              3,100              26.00
         6/7/2006        Buy              6,100              24.97
         6/7/2006        Buy              3,100              24.92
         6/8/2006        Buy              3,100              23.82
         6/8/2006       Sale             11,100              23.95
         6/9/2006        Buy              6,200              24.27
        6/12/2006       Sale              2,210              24.01
        6/13/2006        Buy              3,100              22.53
        6/13/2006       Sale             18,400              21.94
        6/13/2006       Sale             27,700              22.09
        6/15/2006        Buy             18,500              23.67
        6/16/2006        Buy              6,200              22.71
        6/20/2006        Buy              3,100              22.00
        6/20/2006        Buy             12,300              21.93
        6/20/2006        Buy             12,300              21.86
        6/20/2006        Buy             12,300              21.86
        6/21/2006        Buy              6,200              21.91
        6/21/2006        Buy              3,100              21.79
        6/21/2006        Buy              9,200              21.90
        6/22/2006        Buy              3,100              21.55
        6/23/2006        Buy              7,400              21.47
        6/26/2006        Buy             24,600              20.85
        6/27/2006        Buy              3,100              21.82
        6/27/2006        Buy             15,110              22.14
        6/28/2006        Buy              3,100              21.71
        6/28/2006        Buy             18,500              21.81
        6/29/2006        Buy             12,300              22.04
        6/29/2006        Buy             18,500              22.21
        6/30/2006        Buy              3,100              22.07
        6/30/2006        Buy              3,100              22.45
         7/3/2006        Buy              7,900              21.41
         7/5/2006        Buy              4,800              20.72
         7/6/2006        Buy              1,800              21.79
         7/6/2006        Buy             15,300              21.77
         7/7/2006        Buy              1,700              21.33

                                  SCHEDULE 13D

CUSIP NO.  09776J 10 1                                         PAGE 6 OF 9 PAGES


        Transaction     Type of        Number of           Price per
           Date       Transaction       Shares               Share
        -----------   -----------      ----------          ----------
         7/7/2006        Buy              5,700              21.48
        7/10/2006        Buy                600              21.70
        7/11/2006        Buy                600              21.49
        7/14/2006        Buy              1,800              20.73
        7/17/2006        Buy             17,700              22.68
        7/19/2006        Buy              1,800              23.07
        7/24/2006        Buy              3,100              24.95
        7/25/2006        Buy              6,800              24.28
        7/26/2006        Buy              1,200              24.10

     The following transactions were effected by Centurion Overseas as open market purchases and sales on the Nasdaq National Market.

        Transaction     Type of        Number of           Price per
           Date       Transaction       Shares               Share
        -----------   -----------      ----------          ----------
        5/26/2006        Sale            10,900              24.98
        5/30/2006        Sale            23,800              24.88
        5/31/2006        Buy             23,300              26.64
        5/31/2006        Buy                900              25.58
         6/1/2006        Buy                200              26.55
         6/1/2006        Buy              2,386              27.06
         6/2/2006        Buy              3,900              26.25
         6/2/2006        Buy              1,900              26.00
         6/7/2006        Buy              1,900              24.92
         6/7/2006        Buy              3,900              24.97
         6/8/2006        Buy              1,900              23.82
         6/8/2006        Sale             2,386              23.95
         6/8/2006        Sale             4,514              23.95
         6/9/2006        Buy              3,800              24.27
        6/12/2006        Sale             1,400              24.01
        6/13/2006        Sale            11,600              21.94

                                  SCHEDULE 13D

CUSIP NO.  09776J 10 1                                         PAGE 7 OF 9 PAGES


        Transaction     Type of        Number of           Price per
           Date       Transaction       Shares               Share
        -----------   -----------      ----------          ----------
        6/13/2006        Sale            17,300              22.09
        6/13/2006        Buy              1,900              22.53
        6/15/2006        Buy             11,500              23.67
        6/16/2006        Buy              3,800              22.71
        6/20/2006        Buy              1,900              22.00
        6/20/2006        Buy              7,700              21.93
        6/20/2006        Buy              7,700              21.86
        6/20/2006        Buy              7,700              21.86
        6/21/2006        Buy              3,800              21.91
        6/21/2006        Buy              1,900              21.79
        6/21/2006        Buy              5,800              21.90
        6/22/2006        Buy              1,900              21.55
        6/23/2006        Buy              4,600              21.47
        6/26/2006        Buy             15,400              20.85
        6/27/2006        Buy              1,900              21.82
        6/27/2006        Buy              9,500              22.14
        6/28/2006        Buy              1,900              21.71
        6/28/2006        Buy             11,500              21.81
        6/29/2006        Buy              7,700              22.04
        6/29/2006        Buy             11,500              22.21
        6/30/2006        Buy              1,900              22.07
        6/30/2006        Buy              1,900              22.45
         7/3/2006        Buy              5,100              21.41
         7/5/2006        Buy              7,200              20.72
         7/6/2006        Buy              1,200              21.79
         7/6/2006        Buy              9,700              21.77
         7/7/2006        Buy              1,300              21.33
         7/7/2006        Buy              4,300              21.48
        7/10/2006        Buy                400              21.70
        7/11/2006        Buy                400              21.49
        7/14/2006        Buy              1,200              20.73
        7/17/2006        Buy             11,300              22.68
        7/19/2006        Buy              1,200              23.07
        7/24/2006        Buy              1,900              24.95
        7/25/2006        Buy              4,200              24.28
        7/26/2006        Buy                800              24.10

                                  SCHEDULE 13D

CUSIP NO.  09776J 10 1                                         PAGE 8 OF 9 PAGES


     (d) Except for the Funds, Raiff Partners, Centurion and Centurion Advisors, which may have the right to receive or the power to direct the receipt of dividends from the Common Stock, no other person is known by Mr. Raiff to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Mr. Raiff.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described elsewhere in this Schedule 13D, Mr. Raiff does not have any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Mr. Raiff reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Not applicable.

                                  SCHEDULE 13D

CUSIP NO.  09776J 10 1                                         PAGE 9 OF 9 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 27, 2006


                                        /s/ Robert M. Raiff
                                        -------------------------------------
                                          Robert M. Raiff